

November 14, 2012

Via E-mail
John B. Henneman, III
Chief Financial Officer
Integra Lifesciences Holdings Corp.
311 Enterprise Drive
Plainsboro, New Jersey   08536

> **Re: Integra Lifesciences Holdings Corp.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for the quarterly period ended September 30, 2012**
> **Filed October 24, 2012**
> **File No. 000-26224**

Dear Mr. Hanneman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 52

1. We note the significance to your operating results of the benefit from "foreign operations" as disclosed on the income tax provision reconciliation on page F-35. In light of the significant impact of lower taxes on foreign earnings to your operating results, please disclose the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail in future filings. It appears as though separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. We refer you to Item 303(a)(3)(i) of

Regulation S-K and Section III.B of SEC Release 33-8350. Please provide us the revised disclosure that you will include in future filings.

Note 12. Commitments and Contingencies, page F-39

2. We reference the statement that it is *possible* that your results of operations and, financial position and cash flows in a particular period could be materially affected by the outstanding contingencies. Please clarify how you applied the guidance in FASB ASC 450-20. In that regard, please tell us if the loss contingency is probable or reasonably possible. If the loss is reasonably possible, please revise future filings to disclose the amount or range of reasonably possible losses, that any such amount is not material to the financial statements as a whole, or that the amount of loss cannot be estimated.

Form 10-Q for the quarterly period ended September 30, 2012

Item 4. Evaluation of Disclosure Controls and Procedures, page 32

3. We reference the disclosure on page 33 that the United States Attorney's Office for the District of New Jersey is investigating the activities of two sales representatives in a single region within your Extremities Reconstruction division pertaining to the alleged creation of invoices for products that were not sold or surgeries that did not take place for extremities indications. Please tell us what steps the company has taken to investigate these claims. In addition, please tell us how you considered the investigation in assessing the effectiveness of your disclosure controls and procedures at September 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John B. Henneman, III
Integra Lifesciences Holdings Corp.
November 14, 2012
Page 3

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief